

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 16, 2018

Via E-mail
Mr. William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
845 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

     Re: Gaming and Leisure Properties, Inc.
            Form 10-K for the fiscal year ended December 31, 2017
            Filed February 16, 2018
            File No. 001-36124

Dear Mr. Clifford:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 /s/ Eric McPhee

                                 Eric McPhee
                                 Senior Staff Accountant
                                 Office of Real Estate and Commodities